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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                              PRIME SERVICE, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   74157E1
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                               (CUSIP Number)

                 E. Michael Greaney, Gibson, Dunn & Crutcher,
                  200 Park Avenue, New York, N.Y. 10166-0193
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                June 8, 1997
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Schedule 13D
CUSIP No. 74157E1                                       Page  2   of  7  Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     INVESTCORP S.A.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  / /
      Not Applicable                                          (b)  / /

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)

     Not Applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
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                      7     SOLE VOTING POWER
NUMBER OF                   0
SHARES               ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
OWNED BY                    8,049,432
EACH                 ----------------------------------------------------------
REPORTING             9     SOLE DISPOSITIVE POWER
PERSON                      0
WITH                 ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            8,049,432

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,049,432

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
      Not Applicable

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       28.75%
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14          TYPE OF REPORTING PERSON*
            CO

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.


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                                Schedule 13D

    CUSIP No. 74157E1                            Page   3   of   7   Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SIPCO Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
      Not Applicable                                        (b)  / /

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
      WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)

      Not Applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Island

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                      7     SOLE VOTING POWER
NUMBER OF                   0
SHARES               ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
OWNED BY                    8,049,432
EACH                 ----------------------------------------------------------
REPORTING             9     SOLE DISPOSITIVE POWER
PERSON                      0
WITH                 ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            8,049,432

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,049,432
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

       Not Applicable

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       28.75%

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14     TYPE OF REPORTING PERSON*

       CO
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

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  CUSIP NO. 74157E1                SCHEDULE 13D        Page   4   of   7
                                                             ---      ---


    This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Prime Service, Inc., a Delaware corporation ("Prime").

    This Amendment No. 1 to Schedule 13D is being filed pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Investcorp S.A., a Luxembourg corporation, ("Investcorp"), and Sipco Limited, a Cayman Islands corporation ("Sipco" and collectively, the "Reporting Persons") to amend the Reporting Persons' Schedule 13D as indicated herein to report, among other things, that the entities that are record owners of the shares over which the Reporting Persons have beneficial ownership and certain other shareholders of Prime Common Stock have agreed to tender all of the shares of Prime Common Stock owned by them to a subsidiary of Atlas Copco North America, Inc. ("Atlas Copco") at a price of at least $32.00 per share and have granted Atlas Copco a proxy with respect to such shares.

    The Reporting Persons previously filed a Schedule 13D respecting their indirect beneficial ownership of approximately 28.75% of the Common Stock of Prime Services Inc. Except as otherwise indicated herein, all defined terms used herein shall have the meaning ascribed to them in such Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

    No material change.

ITEM 2. IDENTITY AND BACKGROUND.

    No material change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No material change.

ITEM 4. PURPOSE OF TRANSACTION.

    Two indirect wholly-owned subsidiaries of Investcorp which in the aggregate own 1,089,658 shares of Prime Common Stock (the "Investcorp Subsidiaries"), certain other entities (the "Managed Entities") that in the aggregate own 6,960,274 shares of Prime Common Stock as to which Investcorp may be deemed to share beneficial ownership, and certain other shareholders of Prime Common Stock (collectively with the Investcorp Subsidiaries and the Managed Entities, the "International Investors") each have entered into a Stockholder Agreement with Atlas Copco North America, Inc. ("Atlas Copco") dated as of June 8, 1997 (the "Stockholder Agreement") (filed herewith) in connection with the execution by Atlas Copco, PS Acquisition Corp. ("Newco") and Prime of an Agreement and Plan of Merger dated June 8, 1997 (the "Merger Agreement"). In connection with the Stockholder Agreement, Investcorp has executed the Investcorp Bank E.C. Guaranty (the "Investcorp Guaranty") (filed herewith as part of the Stockholder Agreement), guaranteeing the performance of the International Investors of their respective obligations and agreements under the Stockholder Agreement. The Investcorp Guaranty terminates immediately following the merger.


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  CUSIP NO. 74157E1                SCHEDULE 13D        Page   5   of   7
                                                             ---      ---

    Pursuant to the Stockholder Agreement, each of the International Investors has agreed to vote in favor of the merger provided for under the Merger Agreement and has granted and appointed Atlas Copco as irrevocable proxy and attorney-in-fact to vote the International Investor's respective shares in favor of such merger. Pursuant to the Stockholder Agreement, each of the International Investors also has agreed to tender and sell to Newco all of its respective shares of Prime Common Stock pursuant to and in accordance with the terms of the Offer to Purchase to be made by Newco pursuant to the Merger Agreement. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Newco will merge into Prime, with Prime continuing as the surviving corporation (the "Surviving Corporation"). At the time of the merger all shares of Prime Common Stock will be canceled and retired and the common stock of Newco will be converted into common stock of the Surviving Corporation, resulting in Atlas Copco holding all outstanding shares of common stock of the Surviving Corporation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) No material change.

    (b) (i) See Cover Page Items 7 and 8. Investcorp does not have the sole power to vote or to dispose of any shares of the Common Stock. Investcorp shares the power to direct the voting and to direct the disposition of over 1,089,658 shares of the Common Stock held by the Investcorp Subsidiaries. In addition, Investcorp may be deemed to share the power to direct the voting and to direct the dispositon of an additional 6,960,274 shares of the Common Stock owned by the Managed Entities, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect. Pursuant to the Stockholder Agreement, the power to vote or to direct the vote and the power to direct the disposition of the shares of Prime Common Stock owned by the Investcorp Subsidiaries and the Managed Entities is shared with respect to certain matters and subject to certain terms and conditions with Atlas Copco and/or Newco.

    (ii) SIPCO does not directly own any Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp may be deemed to beneficially own. SIPCO, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock. Pursuant to the Stockholder Agreement, the power to vote or to direct the vote and the power to direct the disposition of the shares owned by the Investcorp Subsidiaries and the Managed Entities is shared with respect to certain matters and subject to certain terms and conditions with Atlas Copco and/or Newco.

    (c) No material change.

    (d) The response to Item 6 is incorporated herein by reference.

    (e) Not applicable.

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  CUSIP NO. 74157E1                SCHEDULE 13D        Page   6   of   7
                                                             ---      ---
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The response to Item 4 is incorporated herein by reference.

    Pursuant to the Stockholder Agreement each International Investor also agreed that (i) if the Merger Agreement is terminated because Prime's Board of Directors exercises its fiduciary duties and if the International Investor receives consideration of more than $32.00 a share from a third party in connection with or following any public announcement of a Third Party Business Combination (as defined in the Stockholder Agreement), the International Investor shall pay to Atlas Copco 100% of (A) the excess of (1) such consideration up to and including $36.00, over (2) $32.00, multiplied by
(B) the number of shares with respect to which such consideration was received; (ii) if the International Investor receives consideration of more than $32.00 a share from Atlas Copco in connection with or following any public announcement of a Third Party Business Combination (as defined in the Stockholder Agreement), the International Investor shall pay to Atlas Copco an amount equal to (A) 100% of the excess of (1) the consideration up to and including $34.00, over (2) $32.00 and (B) 50% of the excess of (1) the consideration up to and including $36.00 over (2) $34.00, in each case multiplied by the number of shares with respect to which such consideration was received; and (iii) if Atlas Copco pays the International Investor more than $32 a share and sells the stock or assets of Prime within 180 days, Atlas Copco shall pay to the International Investor the excess of the sales proceeds in connection with such sale over the aggregate price paid for the shares by Atlas Copco. Under management service and other agreements with certain of the International Investors' shareholders, Investcorp has a contingent right to a fee based upon the investment return realized on the portfolio of securities managed by Investcorp's subsidiaries.

    In the Stockholder Agreement, each International Investor also agreed, among other things, not to solicit, initiate, enter into or participate in any inquiries, proposals, offers or negotiations from any person other than Atlas Copco and its affiliates relating to any Transaction Proposal (as defined in the Merger Agreement) and not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any shares of Prime Common Stock owned by it.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

    1. Stockholder Agreement dated as of June 8, 1997 between Atlas Copco and the International Investors (includes the Investcorp Bank E.C. Guaranty)

    2. Agreement and Plan of Merger dated as of June 8, 1997 among Atlas Copco, PS Acquisition Corp. and Prime (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed June 9, 1997 by Prime.)

ITEM 8. CERTIFICATION AND SIGNATURE:

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


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  CUSIP NO. 74157E1                SCHEDULE 13D        Page   7   of   7
                                                             ---      ---

    INVESTCORP S.A.

    By: /s/ Gary S. Long                      June 9, 1997
       Title: Authorized Representative


    SIPCO LIMITED

    By: /s/ Gary S. Long                      June 9, 1997
       Title: Authorized Representative


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                                   Exhibits
                                   --------

99.1 Stockholder Agreement dated as of June 8, 1997 between Atlas Copco and the International Investors.